UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Wheels Up Experience Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

96328L205
(CUSIP Number)

September 13, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L205

1	NAMES OF REPORTING PERSONS
Kore Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,816,921 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,816,921 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,816,921 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 96328L205

1	NAMES OF REPORTING PERSONS
Kore Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
25,816,921 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
25,816,921 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,816,921 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 96328L205

Item 1.	(a).	Name of Issuer:
Wheels Up Experience Inc. (the “Issuer”)
	(b).	Address of Issuer’s principal executive offices:
2135 American Way, Chamblee, GA 30341

Item 2.	(a).	Name of person filing:
This statement is filed by:
		(i)	Kore Advisors LP, a Delaware limited partnership (“KA”); and
		(ii)	Kore Fund Ltd., a Cayman Islands Exempted Company (“KF”).
	(b).	Address or principal business office or, if none, residence:
The address of the business office of KA and KF is: 1501 Corporate Drive Suite 120 Boynton Beach, FL 33426
	(c).	Citizenship:
KA is organized under the laws of the State of Delaware; KF is organized under the laws of the Cayman Islands.
	(d).	Title of class of securities:
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)
	(e).	CUSIP No.:
96328L205

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 96328L205

Item 4.	Ownership.
	(a)	Amount beneficially owned:

Each of KA and KF is deemed to be the beneficial owner of 25,816,921 shares of Class A Common Stock as a result of the ownership of 25,816,921 shares of Class A Common Stock by KF, which is a client of KA.

	(b)	Percent of class:
Each of KA and KF is deemed to beneficially own approximately 3.7% of the shares of Class A Common Stock outstanding.

Percent of class is calculated based on 697,663,854 shares of Class A Common Stock outstanding as of August 5, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024.
	(c)	Number of shares as to which the person has: KA and KF:
		(i)	Sole power to vote or to direct the vote	0
		(ii)	Shared power to vote or to direct the vote	25,816,921
		(iii)	Sole power to dispose or to direct the disposition of	0
		(iv)	Shared power to dispose or to direct the disposition of	25,816,921

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
KF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Please see Exhibit B Attached hereto.

Item 8.	Identification and Classification of Members of the Group.
Effective September 13, 2024, the Reporting Persons may be deemed to have formed a “group”, within the meaning of Section 13(d)(3) of the Act, with each of Whitebox Advisors LLC and Whitebox General Partner LLC (together, “Whitebox”). The group formed thereby may be deemed to beneficially own, in the aggregate, 68,845,122 shares of Class A Common Stock, representing approximately 9.87% of the shares of Class A Common Stock outstanding. It is the understanding of the Reporting Persons that Whitebox will be filing an amendment to its previously filed Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that Whitebox may be deemed to beneficially own.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 96328L205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2024
(Date)

KORE ADVISORS LP

/s/ Alec Mallinger
(Signature)
Alec Mallinger Chief Compliance Officer
(Name/Title)

September 23, 2024
(Date)

KORE FUND LTD.

/s/ Alec Mallinger
(Signature)
Alec Mallinger Authorized Signatory
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 96328L205

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G for the Class A Common Stock of Wheels Up Experience Inc.

September 23, 2024
(Date)

KORE ADVISORS LP

/s/ Alec Mallinger
(Signature)
Alec Mallinger Chief Compliance Officer
(Name/Title)

September 23, 2024
(Date)

KORE FUND LTD.

/s/ Alec Mallinger
(Signature)
Alec Mallinger Authorized Signatory
(Name/Title)

CUSIP No. 96328L205

Exhibit B

Kore Air LLC, a wholly owned subsidiary of Kore Fund Ltd., is the holder of the outstanding shares of Class A Common Stock being reported on this Schedule 13G.